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DIRECT DIAL NUMBER (212) 455-7433	E-MAIL ADDRESS DWILLIAMS@STBLAW.COM

September 12, 2007

Re:	Cresud Inc.
Registration Statement on Form F-3

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington D.C. 20549

Ladies and Gentlemen:

On behalf of Cresud Inc., a corporation organized under the laws of the Republic of Argentina (the “Company”), we hereby transmit for electronic filing, pursuant to Rule 101(a) of Regulation S-T of the Securities Act of 1933, as amended, a Registration Statement on Form F-3 relating to the Company’s proposed offering of rights to subscribe for its common shares (or common shares in the form of American Depository Shares) and warrants to purchase such common shares.

The filing fee in the amount of $10,000.00 has been deposited by wire transfer of same-day funds to the Securities and Exchange Commission’s account on September 10, 2007 and an additional amount of $3,812.05 has been deposited by wire transfer of same-day funds to the Securities and Exchange Commission’s account on September 12, 2007.

Should you have any questions regarding this filing, please do not hesitate to contact me (phone: 212-455-7433; fax: 212-455-2502).

Very truly yours,

/s/ David L. Williams

David L. Williams

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